

RECD S.E.C.

SEP 4 2002

1086

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of _____ AUGUST _____ , 20 02

_____ TELEPHONES OF MEXICO _____
(Translation of registrant's name into English)

_____ PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F., MEXICO _____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

By:_____
(Signature)*

ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

Date _____ SEPTEMBER 2, 2002

* Print the name and title of the signing officer under his signature.

TELEFONOS DE MEXICO, S. A. DE C. V.

August 30, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on August 30, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 5'000,000 class "L" shares of Telmex at an aggregate price of $74'495,471.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

August 29, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on August 29, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 5'000,000 class "L" shares of Telmex at an aggregate price of $73'242,894.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

August 28, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on August 28, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4'000,000 class "L" shares of Telmex at an aggregate price of $57'873,920.00 and 45,200 class "A" shares of Telmex at an aggregate price of $655,400.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section II of the Third provision of Circular 11-16 Bis, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-11 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

August 27, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on August 27, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2'500,000 class "L" shares of Telmex at an aggregate price of $37'284,100.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

August 26, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on August 26, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 3'000,000 class "L" shares of Telmex at an aggregate price of $44'786,931.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

September 2, 2002
Ftv-732/46-02

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
U.S.A.

Re: Teléfonos de México, S.A. de C.V.
Filing of Form 6-K

Dear Sirs:

We enclose for filing under the Securities Exchange Act of 1934 eight copies (one of which is manually signed) of the report Form 6-K with copy of the letter filed with the National Banking and Securities Commission.

If you have any question, please do not hesitate to call the undersigned at (52) 57-03-20-75

Very truly yours,

Teresa Currielche
Shareholders Service Director

c.c.p. Nora Sisk, New York Stock Exchange, Inc.